CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.01 per share	1,890,000(1)(2)	(2)	(2)	(2)

(1)

Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement registers such indeterminate number of additional shares of Common Stock as may be issued in connection with stock splits, stock dividends or similar transactions.

(2)

The shares of Common Stock being offered pursuant to this prospectus represent unsold shares previously registered on the Registration Statement on Form S-3ASR (No. 333-162182) filed by McDonald’s Corporation (the “Registrant”) on September 28, 2009 (the “Earlier Registration Statement”).  Such unsold shares are being registered hereunder pursuant to Rule 415(a)(6) under the Securities Act.  Pursuant to Rule 415(a)(6), the remaining portion of the registration fee previously paid in connection with the registration of such unsold shares, as paid on November 1, 2010 in connection with the filing of a prospectus related to sales of Common Stock under the registrant’s direct stock purchase plan, shall continue to apply to the unsold securities, and no additional filing fee in respect of such unsold shares is due hereunder.  In accordance with Rule 415(a)(6), the offering of such unsold shares pursuant to the Earlier Registration Statement will be deemed terminated effective upon filing this prospectus.

PROSPECTUS	Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-184198

McDonald’s Corporation

1,890,000 Shares of Common Stock

MCDirect Shares

McDonald’s Corporation (“McDonald’s”) is pleased to offer MCDirect Shares, McDonald’s direct stock purchase plan (the “Plan”).

•                  The Plan is available only to residents of the U.S. and Canada.

•                  You may enroll by mail or online at www.computershare.com/mcdonalds.

•                  Under the Plan, your cash dividends will be automatically reinvested in additional shares of McDonald’s common stock (“McDonald’s stock”).

•                  If you hold at least 10 shares of McDonald’s stock in your name, you may enroll.

•                  If you hold less than 10 shares in your name, you may enroll by investing at least $500 or by authorizing automatic ongoing investments of at least $50.

•                  If you are not a shareholder, you may enroll by investing at least $500 or by authorizing automatic ongoing investments of at least $50.

•                  No cash, credit cards, third party checks, cashier’s checks or traveler’s checks will be accepted. Computershare Trust Company, N.A. (the “Plan Administrator”) will only accept checks that clear through a U.S. bank and are payable in U.S. dollars.

•                  In the U.S., you may open a custodial account for a minor under the Uniform Gifts/Transfers To Minors Act by investing at least $100, authorizing automatic ongoing investments of at least $50 or transferring at least one share to the minor.

•                  Once enrolled, you may make additional investments of $50, or more, by mail, online, or by authorizing automatic ongoing investments.

•                  If you are a McDonald’s System member in the U.S. or Canada, you may join the Plan and invest in McDonald’s stock by authorizing payroll deduction contributions to the Plan, if, and on terms, offered by your employer.

•                  If you are a shareholder, you may deposit your McDonald’s stock certificates with our Plan Administrator, whether or not you participate in the Plan.

•                  You may establish a Traditional IRA, Roth IRA or a Coverdell Educational Savings Account that invests in McDonald’s stock through the Plan.

•                  There are fees associated with participating in the Plan. These fees are described in this prospectus.  In addition to these fees, the IRA Custodian will charge IRA participants with applicable taxes, fees and expenses, which are described in a separate IRA custodial agreement and disclosure statement referenced in this prospectus.

•                  McDonald’s stock is listed on the New York Stock Exchange and trades under the symbol “MCD.”  On September 27, 2012, the closing price of McDonald’s stock on the New York Stock Exchange was $93.27.  The Plan Administrator will purchase shares under the Plan either on the open market or directly from McDonald’s.

Investing in McDonald’s stock involves certain risks.  You should carefully review the risk factors beginning on page 2 of this prospectus before participating in the Plan or before purchasing shares of McDonald’s stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is September 28, 2012

McDonald’s Corporation

McDonald’s Corporation, together with its subsidiaries and affiliates (the “Company” or “McDonald’s”), franchises and operates McDonald’s restaurants.  These restaurants serve a varied, yet limited, value-priced menu.  All restaurants are operated either by the Company or by franchisees, including conventional franchisees under franchise arrangements, and foreign affiliated markets and developmental licensees under license agreements.  The Company’s operations are designed to assure consistency and high quality at every restaurant.  When granting franchises or licenses, the Company is selective and generally not in the practice of franchising to passive investors.

The Company views itself primarily as a franchisor and continually reviews its mix of Company-operated and franchised (conventional franchised or developmental licensed and affiliated) restaurants to deliver a great customer experience and drive profitability.  McDonald’s is the world’s leading global foodservice retailer with more than 33,500 locations serving nearly 69 million customers in 119 countries each day.  More than 80% of McDonald’s restaurants worldwide are owned and operated by independent local men and women. The Company’s principal executive offices are located at One McDonald’s Plaza, Oak Brook, IL 60523; our telephone number is 1-630-623-3000.

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

This prospectus (including the information incorporated by reference in this prospectus) includes forward-looking statements about our plans and future performance.  These statements use such words as “may,” “will,” “expect,” “believe” and “plan.”  They reflect our expectations and speak only as of the date of this prospectus.  We do not undertake to update them.  Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

In connection with any investment in our securities, you should consider carefully (i) the discussion under “Risk Factors” in our most recent Annual Report on Form 10-K, our most recent Quarterly Report on Form 10-Q, as well as any subsequent periodic or current report filed with the SEC that includes “Risk Factors” or that discusses such risks; and (ii) the other information set forth elsewhere in this prospectus, any related prospectus supplement, any pricing supplement and in the documents incorporated by reference into this prospectus.

These risks can have an impact both in the near- and long-term and are reflected in various considerations and factors that we believe are most likely to affect our performance.

MCDirect Shares

Purpose

MCDirect Shares (the “Plan”) is a direct stock purchase and dividend reinvestment plan that provides investors with a convenient, cost-effective way to begin and build their McDonald’s share ownership.

Administration

The MCDirect Shares Plan Administrator is Computershare Trust Company, N.A. (“Computershare” or “Plan Administrator”).  The Plan Administrator purchases and holds shares purchased under the Plan, maintains records, sends account statements to participants, and performs other duties related to the Plan.

Eligibility and Enrollment

You are eligible to participate in the Plan if you reside in the U.S. or Canada.  McDonald’s has the right to restrict or terminate the participation of any individual.  You will be charged transaction fees for participating in the Plan, certain investment fees and, if applicable, additional IRA fees.  The enrollment fee, as well as an investment fee, if applicable, will be deducted from your initial investment.  See “Transaction or Plan Service Fees” on page 6.

Partial participation in the Plan is not available.  By participating in the Plan, all shares of McDonald’s stock held by you through Computershare, including shares held in the Plan, shares held through direct registration (book-entry) and shares that are certificated, will be considered Plan shares and all dividends paid on such shares will be automatically reinvested in additional shares of McDonald’s stock.  Shareholders can withdraw from the Plan at any time.  See “Withdrawal from the Plan” on page 5.

Shareholders. If you hold at least 10 shares of McDonald’s stock in your name, or one share registered in a custodial account for a minor, you or the minor, respectively, may join the Plan.  If you hold fewer than 10 shares in your name, you may join the Plan by making an initial investment of at least $500 (or $100 for custodial accounts).  You also may join the Plan by authorizing automatic ongoing investments of at least $50.  You can get started by submitting a completed enrollment form and the appropriate funds, if applicable, to the Plan Administrator or by enrolling online at www.computershare.com/mcdonalds.  See “Methods of Investment” on page 3.

Non-shareholders. If you do not currently own McDonald’s stock, you may join the Plan by making an initial investment of at least $500 (or $100 for custodial accounts) or by authorizing automatic ongoing investments of at least $50.  You can get started by submitting a completed enrollment form and the appropriate funds, if applicable, to the Plan Administrator or by enrolling online at www.computershare.com/mcdonalds.  See “Methods of Investment” on page 3.

McDonald’s System Members. If you are a McDonald’s System member and payroll deductions are offered by your employer, you may also join the Plan by providing a completed enrollment form to your human resources representative and authorizing payroll deduction contributions to the Plan.  The investment frequency and the minimum dollar amount of payroll deduction contributions will vary and are determined by your employer.

The McDonald’s System members include McDonald’s franchisees and suppliers, their employees and employee benefit plans, as well as employees of McDonald’s.  See “Eligibility and Enrollment” on page 2 and “Methods of Investment—Payroll Deductions” on page 3.

“Street Name” Holders. If your shares are held by a bank, broker or trustee, you may join the Plan by directing your bank, broker or trustee to register at least 10 shares (or one share for custodial accounts) of McDonald’s stock directly in your name or the custodial registration for a minor.  You can then get started by submitting a completed enrollment form to the Plan Administrator or by enrolling online at www.computershare.com/mcdonalds.

Individual Retirement Account (IRA)

You can establish a Traditional IRA, Roth IRA, or Coverdell Educational Savings Account that invests in McDonald’s stock by making an initial investment to the IRA of at least $500, or by transferring at least 10 shares of McDonald’s stock or $500 or more from an existing IRA.  You should be aware that the IRA Custodian administers IRAs in compliance with U.S. Internal Revenue Service requirements.  The IRA custodial agreement and disclosure statement describes how IRAs will be administered and as such, the terms described therein supersede the terms of MCDirect Shares.  You can get started by submitting a completed IRA Application and a completed IRA Transfer Form to the Plan Administrator.  These forms and an IRA custodial agreement and disclosure statement, including information regarding fees, are available from the Plan Administrator by calling 1-800-564-1904.  See “Individual Retirement Account (IRA) Fees/Expenses” on page 6.

Methods of Investment

Investments cannot exceed $250,000 per calendar year and must be made in U.S. dollars.  For the purpose of applying this limit, all investments during any calendar year (including initial and ongoing investments, but excluding dividend reinvestments and share deposits) are aggregated.  The Plan Administrator will arrange for the purchase of shares for your account, but will not pay interest on amounts pending investment.  There are fees associated with investing in McDonald’s stock under the Plan.  See “Transaction or Plan Service Fees” on page 6.

Optional Single Investments. Once enrolled, you may make additional investments of $50 or more through the Plan online at www.computershare.com/mcdonalds or by mail.  Please mail your check, payable to Computershare, and a completed transaction form located on your account statement or transaction advice to the address specified on the form.  Any individual or entity (including McDonald’s) may make additional cash investments for any participant or eligible investor as a gift, award or incentive for future performance.

Automatic Ongoing Investments. If you wish to make regular ongoing cash investments, you may authorize an automatic ongoing withdrawal of at least $50 from your U.S. bank account.  To get started, you must complete and submit the Direct Debit Authorization form or authorize automatic ongoing investments online at www.computershare.com/mcdonalds.  Funds will be deducted from your account on the 15th of each month and/or the last day of each month (whichever date or dates you choose), or, if the date(s) fall on a bank holiday or weekend, the next business day.  Please allow up to four weeks for the first automatic investment to begin.  To change or terminate automatic investments, you must notify the Plan Administrator in writing at least six business days before the next automatic scheduled investment date.

Payroll Deductions. If you are a McDonald’s System member and payroll deductions are offered by your employer, you may enroll and make ongoing investments through payroll deduction.  Payroll deduction minimums and investment frequency vary by employer.  You should contact your personnel department or human resources representative to determine if payroll deductions are available to you and what the procedures are for initiating, changing and terminating payroll deductions.

Dividends. By participating in the Plan, cash dividends paid on shares of McDonald’s stock held by you through Computershare, including fractional shares held in the Plan, shares held through direct registration (book-entry) and shares that are certificated, will be automatically reinvested in additional shares of McDonald’s stock.  Cash dividends currently are declared and paid on a quarterly basis; however, the amount and frequency of any future dividends are at the discretion of McDonald’s Board of Directors.

Unpaid Checks/Rejected Electronic Funds Transfer. In the event that any participant’s check for a cash contribution is returned unpaid for any reason, or an authorized electronic funds transfer is not completed, the Plan Administrator will consider the request for investment of such funds null and void.  The Plan Administrator shall immediately remove from the participant’s account those shares, if any, purchased upon the prior credit of such funds.  The Plan Administrator shall thereupon be entitled to sell shares to satisfy any uncollected amount plus any applicable taxes, sales and transaction fees.  If the net proceeds of the sale of such shares are insufficient to satisfy the balance of such uncollected amounts, the Plan Administrator shall be entitled to sell additional shares from the participant’s account as may be necessary to satisfy the uncollected balance.

Transfer of Shares from Street Name

If a bank, broker, trustee or other agent holds your shares, you may transfer all or a portion of these shares to a Plan account by directing your agent to register these shares directly in your name, using the same name/registration as on your existing Plan account.

Share Purchases

Shares will be purchased by the Plan Administrator either on the open market or directly from McDonald’s at the sole discretion of McDonald’s.  Share purchases on the open market may be made on any stock exchange in the U.S. where McDonald’s stock is traded, on the over-the-counter market, or by negotiated transactions on terms the Plan Administrator reasonably determines at the time of purchase.  In rare instances, purchases may be delayed to meet temporary curtailment or suspension of trading based on the actions of regulators and market administrators or emergency circumstances affecting receipt and execution of orders by brokers or market facilities.  Any shares purchased by the Plan Administrator from McDonald’s will be made in accordance with applicable requirements.  Neither McDonald’s nor any participant shall have any authority or power to control the timing or pricing of shares purchased, or the selection of the broker making the purchases.  Therefore, you will not be able to precisely time your purchases through the Plan and will bear the market risk associated with fluctuations in the price of McDonald’s stock.  That is, if you send in an initial or optional single cash investment or authorize automatic ongoing investments or payroll deductions, it is possible that the market price of McDonald’s stock could go up or down before shares are purchased with your funds.  In addition, you will not earn interest on investments for the period before the shares are purchased.  There are fees associated with purchasing shares of McDonald’s stock under the Plan.  See “Transaction or Plan Service Fees” on page 6.

Purchases generally will be made weekly, but may be made daily when practicable.  The timing and frequency of purchases is at the sole discretion of the Plan Administrator, provided that purchases will be made only on days when the stock exchanges in the U.S. where McDonald’s stock is traded are open.  When McDonald’s stock is purchased on the open market, your price per share will be the weighted average purchase price of all shares purchased for Plan participants on that date.  In the case of purchases from McDonald’s, your price per share will be the average of the high and low sales prices of McDonald’s stock, as reported on the New York Stock Exchange Composite Tape on that date.

Sales of McDonald’s Stock

You may submit a request to sell shares in your Plan account in one of three ways:  (i) by calling 1-800-621-7825, (ii) by accessing your account at www.computershare.com/mcdonalds (which requires you to provide account identification and security information), or (iii) by completing and submitting the appropriate section of a transaction form to the Plan Administrator. For security purposes, phone sales are limited to $25,000.

Sales of Plan shares may be executed in one of two ways, each is described below.

Batch Order.  A batch order is a request to sell some or all of your Plan shares that will be accumulated with the sales requests of other Plan participants and the aggregated shares will be sold in a single sale transaction.  Sale instructions for batch orders received by the Plan Administrator will be processed no later than five business days after the date on which the order is received (except where deferral is required under applicable federal or state laws or regulations), assuming the applicable market is open for trading and sufficient market liquidity exists.  In every case of a batch order sale, the price each selling participant shall receive will be the weighted average sale price of all shares sold in such batch order by the Plan Administrator’s broker, net of fees and applicable taxes.  To maximize cost savings for batch order sale requests, the Plan Administrator will seek to sell shares in round lot transactions.  For this purpose the Plan Administrator may combine each selling participant’s shares with those of other selling participants.  All sale requests received in writing will automatically be treated as batch order sale requests.

Market Order.  A market order is a request to sell some or all of your Plan shares at or near the current market price.  Market order sales may only be made online at www.computershare.com/mcdonalds or by telephone by calling 1-800-621-7825.  Market order sale requests will be placed promptly with a broker upon receipt during New York Stock Exchange hours (normally Monday through Friday, 9:30 a.m. to 4:00 p.m., Eastern Time).  Any request for a market order sale received while the market is closed will be placed by the broker as soon as possible after the market opens.  The amount you receive will be the market price of the sale obtained by the Plan Administrator’s broker, net of fees and applicable taxes.

Batch orders and market orders are subject to different fees.  Sales fees that are in effect under the Plan at the time a sales transaction is executed will apply regardless of when or how the shares sold were acquired.  See “Transaction or Plan Service Fees” on page 6.

All sale instructions are final.  Once the Plan Administrator receives your sale instructions, the request will not be stopped or cancelled.  Sales processed on accounts lacking a valid Form W-9 certifying the accuracy of your taxpayer identification number for U.S. beneficial owners, or a Form W-8 BEN for non-U.S. beneficial owners, will be subject to backup withholding tax at the then-statutory tax rate.  By furnishing the appropriate form to the Plan Administrator before the sale takes place, you will avoid subjecting your sales proceeds to backup withholding tax.  See “U.S. Federal Income Taxation” on page 7.

Alternatively, you can choose to sell your shares through a stockbroker of your choice.  In that case, you must request that your shares be moved to your broker.  If you elect to move your shares and sell through a broker, you will pay whatever taxes, sales and transaction fees are charged by your broker, rather than the taxes and fees provided under the Plan.

Withdrawal from the Plan

You can withdraw all of your shares from your Plan account by properly notifying the Plan Administrator.  The Plan Administrator will transfer your shares to a Direct Registration System (DRS) account maintained by the Plan Administrator.

If your Plan account has a fractional share, a check for the value of the fractional share (less applicable taxes and fees) will be mailed to you.

Checks will be payable to the name(s) in which the account is registered, unless otherwise instructed.  If the check is to be issued in a name or names other than the name(s) on your Plan or DRS account registration, the signature(s) on the instructions or stock power must be guaranteed by a financial institution participating in the Medallion Guarantee program.

The Plan Administrator will process notices of withdrawal and any uninvested funds will be returned to you as soon as practicable, without interest.  If your request to withdraw from the Plan is received on or after a dividend record date, but before the dividend payment date, your withdrawal will be processed as soon as practicable, and a separate dividend check will be mailed to you within five business days after the dividend payment date.  Future dividends will be paid in cash, unless you rejoin the Plan.  Please allow three to five business days to process your withdrawal request.

Convert Your Stock Certificates

McDonald’s shareholders, including shareholders who do not participate in the Plan, may use DRS to convert their McDonald’s stock certificates to book-entry at no cost.  McDonald’s and the Plan Administrator are responsible for the custody of McDonald’s shares in DRS.  Therefore, you no longer bear the risk and cost associated with the loss, theft or destruction of your McDonald’s stock certificates once the Plan Administrator receives the certificates.  When you use this service, you can take advantage of the transfer and sale of shares features of the Plan.  Shareholders using DRS will receive dividends in cash until they are enrolled in the Plan.  See “Withdrawal from the Plan” on page 5.

To convert your certificates to book-entry, send them to the Plan Administrator via courier service with written instructions to deposit the certificated shares into your book-entry account.  Do not endorse the certificates or complete the assignment section. Shareholders mailing their certificates to Computershare may wish to insure them to cover the cost of replacement in the event they are lost or stolen during mailing.  You may contact Computershare at 1-800-621-7825 for an estimate of the cost to replace a lost or stolen certificate. The address to send your certificates via courier service is: McDonald’s Shareholder Services, c/o Computershare, 250 Royall Street, Canton, MA 02021.

Gift/Transfer of Shares

You may gift or transfer McDonald’s shares held in your Plan account to anyone you choose.  You will not be charged any fees to gift or transfer shares under the Plan.  In order to transfer some or all of your Plan shares or shares held in Direct Registration, you must send the Plan Administrator signed transfer instructions.  Your signature must be guaranteed by a bank or other financial institution participating in the Medallion Guarantee program.  A General Transfer Package is available at www.computershare.com/mcdonalds, or by calling or writing to the Plan Administrator.

If you are opening a new Plan account, you must submit a completed enrollment form, the enrollment fee and instructions to transfer at least 10 shares or one share for a custodial account.  Your letter of instruction or general transfer form must be signed and your signature guaranteed by a bank or other financial institution participating in the Medallion Guarantee program.  If you transfer fewer than 10 shares for a non-custodial account, they will be held in Direct Registration, at no cost.  See “Convert Your Stock Certificates” on page 5.

Transaction or Plan Service Fees

Enrollment & Investment Fees:

Enrollment Fee	Initial enrollment fee, per account	$5.00

Investment Fees	Optional investment, per transaction	$6.00

	Automatic ongoing investment, per transaction	$1.50

	Payroll deduction, per transaction	$0.00

	Dividend reinvestment, per transaction	$0.00

Insufficient Funds Fee	Rejected check, per transaction	$25.00

	Rejected automatic investment, per transaction	$25.00

Batch Order Sales Fees*:
Batch Order per transaction		$15.00
plus a per share fee (the per share fee is capped at $35.00 within a single transaction).		$0.15

Market Order Sales Fees**:
Market Order per transaction		$25.00
plus a per share fee (the per share fee is capped at $35.00 within a single transaction).		$0.15

Optional Wire Transfer Fees:
Proceeds via wire	U.S. bank account, per transaction	$25.00
	International bank account, per transaction	$35.00

* Batch Order: The maximum sales fee a participant will pay to sell shares through the Plan in a single transaction is $50.00; a $15.00 transaction fee plus a per share fee of $0.15 capped at $35.00.  Optional wire transfer fees, or fees for additional optional services, if applicable, will be added to the maximum sales fee.

** Market Order: The maximum sales fee a participant will pay to sell shares through the Plan in a single transaction is $60.00; a $25.00 transaction fee plus a per share fee of $0.15 capped at $35.00.  Optional wire transfer fees, or fees for additional optional services, if applicable, will be added to the maximum sales fee.

The Plan Administrator will deduct the applicable taxes, sales and transaction fees from proceeds due from a sale or funds received for investment.  Because of the structure of the Plan fees, the cost to participate in the Plan on a per share basis decreases with the number of shares bought and/or sold in a single transaction.  For this reason, you should carefully consider the impact of the costs of participation in the Plan on your investment returns.

Individual Retirement Account (IRA) Fees/Expenses

In addition to the fees described above, the IRA Custodian will charge IRA participants applicable taxes, fees and expenses, including an annual IRA account fee.

These fees and any future fee increases are described in the IRA custodial agreement and disclosure statement available by calling the Plan Administrator at 1-800-564-1904.  See “Individual Retirement Account (IRA)” on page 3.

Account Statements

The Plan Administrator will establish and maintain a separate account under the Plan for you.  Online access to your account information is available 24 hours a day/seven days a week at the secured Web site, www.computershare.com/mcdonalds.  You will receive a transaction advice for account activity (except reinvested dividends and payroll deductions) and quarterly statements listing your account activity, if any.  For shares acquired in the Plan after January 1, 2011, specific cost basis information will be included in your statement in accordance with applicable law. If you have a valid email address on file with the Plan Administrator, and have consented to electronic delivery, you will receive email notification when account statements or other shareholder communications are available online.  You can consent to electronic delivery or change your electronic delivery options at any time either online at www.computershare.com/mcdonalds or by contacting the Plan Administrator.  For additional sources of account information, see “Where to Get More Information” on page 8.

Stock Splits; Stock Dividends; Other Distributions

In the event dividends are paid in additional shares of McDonald’s stock, or if shares of McDonald’s stock are distributed in connection with any stock split or similar transaction, your account will be adjusted accordingly.

Voting of Proxies

You will receive the information necessary to vote your shares of McDonald’s stock.  If you do not vote your shares by any of the methods indicated in such information, or if you return an unsigned proxy card prior to the fifth calendar day before a shareholder meeting, then the Plan Administrator will vote your Plan shares in the same proportion as how Plan shares are voted by participants.

Responsibility of the Plan Administrator and McDonald’s

Neither McDonald’s nor the Plan Administrator will be liable for any action they take in good faith or for any good faith omission to act. This includes, without limitation, liability for: the failure to terminate your account upon your death prior to receiving written notice; or any purchase or sale prices reflected in your Plan transactions or the dates of purchases or sales of your Plan shares; or any fluctuation in the market value after purchase or sale of shares.

Neither McDonald’s nor the Plan Administrator can assure a profit or protect you against a loss on the shares you purchase under the Plan.  The declaration and payment of dividends are at the discretion of the McDonald’s Board of Directors.  The Board may change the amount and timing of dividends at any time without notice.

Modification or Termination of the Plan

McDonald’s may modify or terminate the Plan at any time.  The Plan Administrator also reserves the right to change any administrative procedures of the Plan without notifying participants.  The MCDirect Shares prospectus is filed with the U.S. Securities and Exchange Commission (“SEC”).  A link to the current version of the prospectus, which is posted on Computershare’s Web site, is available on our Web site at www.investor.mcdonalds.com.  Any modifications to the Plan will be reflected in an updated prospectus or prospectus supplement filed with the SEC, if required by applicable federal securities laws, and made available via a similar link on our Web site.

Application of Modification or Termination

Any modification made to, or termination of, the Plan will apply to a participant’s holdings in the Plan at the time the modification or termination becomes effective and to transactions occurring thereafter, regardless of when or how the shares were acquired.

Interpretation of the Plan

McDonald’s may interpret and regulate the Plan as deemed necessary or desirable in connection with the operation of the Plan and resolve questions or ambiguities concerning the various provisions of the Plan.

Governing Law

The Plan is governed by and construed in accordance with the laws of the State of Illinois without giving effect to any principles of conflicts of laws.

Change of Eligibility; Termination from the Plan

The Plan Administrator will from time to time review your Plan account to determine whether you continue to be eligible to participate in the Plan.  If the Plan Administrator determines that you are no longer eligible to participate, or if the Plan is terminated, the Plan Administrator will notify you in writing or via email.

Upon termination of participation in the Plan, the Plan Administrator will transfer all of your whole shares of McDonald’s stock in your Plan account to a DRS account maintained by the Plan Administrator and mail you a check for the value of any fractional share, unless otherwise instructed.  Please allow up to 30 days for this transfer.  You may request a certificate for your whole shares and a check for the value of any fractional share (based on the then current market price, less applicable taxes and fees).  You may also request a sale of your shares.  See “Sales of McDonald’s Stock” on page 4.  If your account consists of only a fractional share, the Plan Administrator may close your account by notifying you in writing and sending a check to you for the value of the fractional share based on the then current market price of McDonald’s stock, less any applicable taxes and fees.  See “Transaction or Plan Service Fees” on page 6.

U.S. Federal Income Taxation

Tax consequences of participating in the Plan can vary depending on each participant’s tax situation.  This summary only addresses U.S. federal income taxation and is not a comprehensive summary of all tax considerations that may be relevant to your participation in the Plan.  In addition, special tax considerations may apply to certain participants, such as those in Canada, those participating through an

IRA, and those participating through any entity.  Therefore, you are encouraged to consult your tax advisor regarding the consequences of participation in the Plan in light of current and proposed federal, state, local, foreign and other tax laws.

Cash dividends reinvested under the Plan will be taxable as having been received by you even though you have not received them in cash.  You will receive an annual statement (generally on Form 1099-DIV or Form 1042-S, as applicable) from the Plan Administrator indicating the amount of the reinvested dividends reported to the U.S. Internal Revenue Service as dividend income.

You will not realize a gain or loss for U.S. federal income tax purposes upon a transfer of shares to the Plan or the withdrawal of whole shares from the Plan.  You will, however, generally realize a gain or loss when shares are sold, including any fractional shares for which you receive cash upon termination of your participation in the Plan.  The amount of gain or loss will be the difference between the amount that you receive for the shares sold and your tax basis for the shares.  In order to determine the tax basis for shares in your account, you should retain all account and transaction statements, although basis information may also be reported to you.

In the case of nonresident foreign shareholders, dividends paid on shares in the Plan accounts may be subject to U.S. federal nonresident withholding tax, and both dividends as well as proceeds from a sale of shares may be subject to a separate U.S. federal withholding tax under the U.S. foreign account tax compliance rules.  If you are a nonresident foreign shareholder whose dividends are subject to U.S. federal nonresident withholding tax, the amount of tax to be withheld will be deducted from the amount of dividends to determine the amount of dividends to reinvest.

In addition, dividends paid on shares in the Plan accounts, and proceeds from a sale of shares, may be subject to U.S. federal backup withholding tax.  Backup withholding will generally not apply, however, if you provide a properly completed Form W-9 certifying your exemption from backup withholding or are a nonresident foreign shareholder and provide a properly completed Form W-8.

Where to Get More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.  The SEC also maintains an Internet site at www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC.  You may find our reports, proxy statements and other information at this SEC Web site.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information.  This prospectus incorporates by reference the documents listed below (other than portions of these documents that are either (1) described in paragraphs (d)(1), (d)(2), (d)(3) or (e)(5) of Item 407 of Regulation S-K promulgated by the SEC; or (2) furnished under applicable SEC rules rather than filed and exhibits furnished in connection with such items):

•                                                         our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on February 24, 2012;

•                                                         our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, filed on May 8, 2012, and June 30, 2012, filed on August 6, 2012;

•                                                         our Current Reports on Form 8-K, filed on January 24, January 31, February 7, February 10, March 26, April 16, April 20, May 29 (two reports), June 18, July 20, July 23 and September 28, 2012; and

•                                                         the descriptions of the common stock set forth in our registration statements filed pursuant to Section 12 of the Securities Exchange Act of 1934, and any amendment or report filed for the purpose of updating those descriptions, including most recently in Item 8.01 of our Current Report on Form 8-K, filed on September 28, 2009.

Any future filings that we make with the SEC, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and until we sell all of the securities covered by this prospectus, or otherwise terminate the offering, shall be deemed to be incorporated by reference into this prospectus from the date such documents are filed (other than information in the documents or filings that is deemed not to be filed).

We will provide a copy of any or all of the above documents (including any exhibits that are specifically incorporated by reference in them) to each person, including any beneficial owner, to whom a prospectus is delivered.  You may request these documents, at no cost, by writing to us at the following address or telephoning us at 1-800-228-9623:

McDonald’s Shareholder Services

McDonald’s Corporation

One McDonald’s Plaza, #720

Oak Brook, Illinois 60523

United States of America

Financial information, including McDonald’s Annual Report and other information filed with the SEC, is available on our Web site at www.investor.mcdonalds.com.

You should rely only on the information incorporated by reference or provided in this prospectus or any future prospectus supplement.  McDonald’s has authorized no one to provide you with different information.  McDonald’s is not making an offer to sell McDonald’s stock in any state or country where the offer is not permitted.  You should not assume that the information in this prospectus or future prospectus supplement, if any, is accurate as of any date other than the date of the document.

Use of Proceeds

McDonald’s will receive proceeds from the purchase of McDonald’s shares under the Plan only if purchases are made directly from McDonald’s and not from open market purchases by the Plan Administrator. Proceeds received by McDonald’s from such purchases shall be used for general corporate purposes.

Plan of Distribution

McDonald’s shares offered pursuant to the Plan will be purchased in the open market or, at McDonald’s option, directly from McDonald’s.  There are fees associated with participating in the Plan.  See “Transaction or Plan Service Fees” on page 6.  IRA participants will also be charged applicable taxes, fees and expenses as set forth in the IRA custodial agreement and disclosure statement.  See “Individual Retirement Account (IRA) Fees/Expenses” on page 6.  McDonald’s will pay all other costs related to the administration of the Plan.

Legal Matters

Gloria Santona, our Corporate Executive Vice President, General Counsel and Secretary, has rendered her opinion regarding the validity of the shares of McDonald’s stock covered by this prospectus.  Ms. Santona is a full-time employee of ours and owns, and has the right to acquire, through the exercise of options or otherwise, shares of McDonald’s stock directly and as a participant in various employee benefit plans.

Experts

The consolidated financial statements of McDonald’s Corporation appearing in our Annual Report on Form 10-K for the year ended December 31, 2011 and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Inquiries

By Phone and IVR.  For information about your account or other questions, call the Plan Administrator at 1-800-621-7825 or 1-312-588-4110 for the hearing impaired.  An interactive voice response system (IVR) providing account balance, stock prices and other information is available 24 hours, 7 days a week.  Representatives are available weekdays during call center hours of operation.  For questions regarding the MCDirect Shares IRA program please call 1-800-564-1904.

Via the Internet.  Account information and convenient online services are available 24 hours a day, 7 days a week on Computershare’s Investor Centre Web site at www.computershare.com/mcdonalds.  You will need to access your account using your user ID and password.  For first time users and residents outside the U.S., please follow the online instructions for becoming a registered Investor Centre member.

By Mail.  Send correspondence and enrollment forms to McDonald’s Shareholder Services, c/o Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940-3078.  After enrolling in the Plan, mail optional investments to McDonald’s Shareholder Services, c/o Computershare Trust Company, N.A., P.O. Box 6006, Carol Stream, IL 60197-6006.  Please include the optional cash purchase form, found at the bottom of your Plan statement or purchase allocation advice, or a letter that includes your McDonald’s account number and your daytime telephone number.  Please send any correspondence regarding the MCDirect Shares IRA Program to The IRA Program, c/o Computershare Trust Company, N.A., P.O. Box 2175, Milwaukee, WI 53201-2175.

This prospectus should be read in conjunction with the documents incorporated by reference herein.  There shall be no sale of these securities in any state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or country.

All trademarks used herein are the property of their respective owners and are used with permission.

Dear Investor:

The investment program material describes a plan that is designated to provide individual investors with a convenient way to purchase company stock.

The Plan Administrator’s website for shareholders is www.computershare.com/mcdonalds. This site provides additional information on the program.

Please review the investment program for complete details. Georgeson Securities Corporation (“GSC”) has provided this material to comply with the securities laws and regulations of certain states. GSC makes no recommendation as to whether an investor should participate in the program. GSC has not prepared any report or opinion constituting recommendations or advice in connection with the program.

The Plan Administrator has provided the forms you will need to establish an account and explained the ways in which you can reach it by phone, Internet and U.S. mail. For faster service, please contact the Plan Administrator directly.

Thank you for your interest.

Georgeson Securities Corporation

Securities are not bank deposits, are not FDIC insured, and are not bank guaranteed. Investing in securities involves risk, including the possible loss of the principal amount invested. In addition, this letter is not a recommendation for the investment program. Georgeson Securities Corporation does not assume any responsibility for the statements made in the accompanying material. Georgeson Securities Corporation, member FINRA and SIPC.

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